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[Convergent Letterhead]

March 30, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Barbara C. Jacobs
            Ms. Meredith Master

Re:  Convergent Networks, Inc.
     --------------------------
     Registration Statement on Form S-1 (File No. 333-46840)
     -------------------------------------------------------

Ladies and Gentlemen:

     Convergent Networks, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-46840), together with all amendments, exhibits and schedules thereto. Due to market conditions, the Company requests withdrawal of the Registration Statement and does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (978) 323-3425 or John A. Burgess, Esq. at (617) 526-6418.

Sincerely,

/s/  Pamela F. Lenehan

Pamela F. Lenehan
Vice President and Chief Financial Officer

cc:   Jocelyn M. Arel, Esq.
      John A. Burgess, Esq.
      Richard G. Costello, Esq.